Ropes & Gray LLP
One Metro Center
700 12th Street N.W.
Suite 900
Washington, D.C. 20005
WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 21, 2011
VIA EDGAR
Ms. Rebecca A. Marquigny
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Registrant:	BB&T Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A
	Filing Date:	February 28, 2011
Dear Ms. Marquigny:
     This letter is in response to comments provided to the undersigned by Ms. Rebecca A. Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Variable Insurance Funds (each, a “Fund” and collectively, the “Trust”) filed on February 28, 2011. These comments and responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.
     Item references below are to Item numbers set forth in Form N-1A.
Select Equity VIF

Comment 1:	Per Item 1(a)(1), please identify the Fund class on the cover page.

Response:	Please note that a share class is not identified on the cover page because the Fund currently does not have share classes.

Ms. Rebecca A. Marquigny	April 21, 2011

Comment 2:	Please confirm that the statement of the Fund’s investment objective reflects the formal language defining the Fund’s objective in the relevant official Fund governance documents. If not, restate the objective to conform to that stated in the official Fund documents.

Response:	The statement of the Fund’s investment objective is not inconsistent with the Fund’s Declaration of Trust or By-laws. In its filing under Rule 485(b), the Fund’s investment objective will be stated as “The Fund seeks capital growth, current income, or both.”

Comment 3:	With respect to the Fund’s Annual Fund Operating Expenses Table:

(a) The last sentence of the preamble states, “[n]ote also that you may be charged separate account or insurance contract fees, wire fees or other transaction fees.” Given that Fund shares are only sold to individuals through variable insurance contracts and qualified plans, why wouldn’t wire fees or other transaction fees be included in separate account or insurance contract fees? Either delete the wire and transaction fee references or, in your response letter, explain why the disclosure is appropriate.

(b) Given that the Fund does not impose sales loads, please delete these line items as permitted by Instruction 1(c) to Item 3 or substantially reduce the text in the parenthetical describing the Maximum Deferred Sales Charge. Currently, the text is so long that it emphasizes non-essential information and de-emphasizes required disclosure showing fees and charges that are more relevant to a purchaser.

(c) If the Fund does not charge 12b-1 fees, please consider substituting “none” or “N/A” for 0.00% in the chart. The 0.00% can indicate that the portfolio has an existing 12b-1 fee arrangement for which charges are not currently assessed. In this case, there is no Rule 12b-1 plan, and “none” or “N/A” conveys this more clearly.

Response:	(a) The last sentence of the preamble to the Annual Fund Operating Expenses Table has been revised and now reads as follows (new disclosure bolded): “Note also that you may be charged separate account or insurance contract fees, wire fees, or other transaction fees by participating insurance companies. The tables and example that follow do not reflect such fees. If they had been included, the fees and expenses would have been higher. Please refer to the prospectus for the insurance company separate account for information regarding such charges.”

(b) The requested change has been made. The text in the parenthetical describing the Maximum Deferred Sales Charge has been removed.

(c) The requested change has been made. The Fund has substituted “N/A” for 0.00% in the chart.

Comment 4:	Please modify the preamble to the Expense Example to indicate that the Expense Example does not reflect deductions at the variable contract level, and expenses would be higher if it did.

Response:	The requested change has been made. Please see the response to Comment 3(a).

Ms. Rebecca A. Marquigny	April 21, 2011

Comment 5:	With respect to the Fund’s Principal Strategy:

(a) The Annual Fund Operating Expenses table includes a placeholder for Acquired Fund Fees and Expenses. The current Principal Strategy does not indicate that the Fund invests in other investment companies. Please identify the types of securities giving rise to the Acquired Fund Fees and Expenses line item in the fee table.

(b) If the advisor uses a value strategy, please state this more explicitly. Although this is implied in the 2nd paragraph, the current language does not require this conclusion. The relevant language states, “[i]n managing the Fund, the portfolio manager selects stocks that he believes are undervalued and have a favorable outlook. In choosing individual stocks, the portfolio manager uses quantitative and qualitative processes to examine the intrinsic value of a particular issuer.”

(c) Please state the following more clearly: “The portfolio manager may consider selling a stock owned by the Fund ... if the stock represents a disproportionately large position within the Fund’s portfolio (and the Fund’s position is trimmed).” In revising this statement, please avoid using industry jargon like “the Fund’s position is trimmed.” See General Instruction B.4(c) and C.1(c), (d) to Form N-1A.

(d) The strategy summary does not refer to investments in emerging markets but the risk summary discusses emerging market risk. Please add strategy disclosure to indicate the basis for this risk.

(e) In the final sentence of this section, please revise the cross-reference to comply with General Instruction C.2(a). Rather than telling the reader to “see the Fund’s prospectus or Statement of Information” for more information about the fund’s risks, please provide a specific cross-reference to the relevant prospectus page or section heading and “avoid cross-references to the SAI.” See General Instruction C.2(a).

Response	(a) The “Acquired Fund Fees and Expenses” placeholder has been removed from the Annual Fund Operating Expenses table.

(b) The relevant disclosure in the Fund’s Principal Strategy has been revised as follows: “In managing the Fund, the portfolio manager selects stocks that he believes are undervalued and/or have a favorable growth potential ~~outlook~~ . In choosing individual stocks, the portfolio manager uses quantitative and qualitative processes to examine the ~~intrinsic value~~ total return potential of a particular issuer without preference for a growth or value style.”

(c) The requested change has been made. The last sentence of the second paragraph of the Fund’s Principal Strategy has been revised, in relevant part, and now reads as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~ ): “The portfolio manager may consider selling a stock owned by the Fund ... to reduce the Fund’s position in a particular stock if the stock represents a disproportionately large position within the Fund’s portfolio ~~(and the Fund’s position is trimmed)~~. ”

(d) Because the Fund does not invest in emerging markets as a principal strategy, the Fund has disclosed that it may invest in “securities of issuers located in emerging markets” in its Additional Investment Strategies and Risk section. To alleviate any confusion, the reference to emerging markets in the “Foreign Investment Risk”

Ms. Rebecca A. Marquigny	April 21, 2011

summary has been removed.

(e) The requested change has been made. The last sentence of this section has been revised and now reads as follows: “For more information about these risks, please see the “Additional Investment Strategies and Risks” section of this Prospectus.”

Comment 6:	In the “Payments to Servicing Agents and Other Financial Intermediaries” section, because payments may be made to broker-dealers, please expand the sentence stating that such payments may create a conflict of interest to refer specifically to broker-dealers.

Response:	The requested change has been made. The disclosure has been revised and now reads as follows (new disclosure bolded):

If you purchase the Fund through a broker-dealer, servicing agent, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer, servicing agent, or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Comment 7:	Per the Staff’s July 30, 2010 letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies, please identify the actual derivative instruments that the portfolio intends to use to achieve its investment objective and state the specific purposes for which they will be held. If derivatives will be used for speculative reasons, please indicate the maximum percentage of the Fund’s assets that may be invested in derivatives for this purpose. To the extent necessary, also revise the Item 9 description of derivatives risks so the information is equally specific to the instruments the fund is reasonably likely to hold.

Response:	The Fund currently does not intend to invest in derivative instruments as part of its principal investment strategy; therefore, disclosure regarding investment in derivatives has not been included in the Fund’s Principal Strategy. Disclosure regarding investment in derivatives under the heading “Additional Investment Strategies and Risks” has been revised to read as follows: “The Fund may invest in put and call options for hedging purposes.” Because the Fund does not presently intend to invest in derivatives for speculative purposes, disclosure regarding the maximum percentage of the Fund’s assets that may be invested in derivatives for this purpose has not been included.

Comment 8:	In the “Pricing of Fund Shares” section, please define NAV as “net asset value.” Also, please clarify the statement, “On any day that the bond or stock markets close early, such as days in advance of or following holidays or in the event of an emergency, the Fund reserves the right to advance the time NAV is determined and by which purchase, redemption, and exchange orders must be received on that day.” If correct, clarify that the Fund’s early transaction closing time and the early NAV determination time will correspond to the time the applicable market closes that day.

Response:	The requested changes have been made. NAV has been defined as “net asset value.”

Ms. Rebecca A. Marquigny	April 21, 2011

In addition, the second sentence of the first paragraph under the heading “Pricing of Fund Shares” has been revised to read as follows (new disclosure bolded): “On any day that the bond or stock markets close early, such as days in advance of or following holidays or in the event of an emergency, the Fund reserves the right to advance the time NAV is determined and by which purchase, redemption, and exchange orders must be received on that day to correspond to the market closing time.”

Comment 9:	With respect to the Fund’s disclosure regarding Purchasing and Redeeming Shares:

(a) Please clarify the following language, “[t]he Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund’s shares in whole or in part. Transactions in shares of the Fund will be effected only on a business day of the Fund.” In what context is the Fund reserving these rights? Is this addressing refusals of insurance company omnibus transactions or transactions based on individual contractowner requests? Please clarify how this language applies to exchange (transfer) transactions by variable contractowners. Also, please revise the reservation of right statement to describe the cancellation period based on days after receipt of an order by the intermediary insurance company or qualified plan. The revised disclosure should (1) indicate whether and when Registrant will give notice that a transaction was cancelled; and (2) state that cancellation procedures will be applied in a non-discriminatory manner (or file responsive EDGAR correspondence explaining the legal authority for not doing so). If the Fund is reserving this right in connection with its market-timing/short-term trading policy, indicate this or move the language to that section.

(b) Please delete the word “or” in the statement, “[p]ayment for shares may be delayed under extraordinary circumstances or as permitted by the SEC in order to protect remaining investors.” (Emphasis added.)

Response:	(a) The Fund generally reserves the right to reject any order for the purchase of Fund shares in any context. The Fund may reject any such order at any time in the Fund’s sole discretion, including any orders received from insurance companies. The Fund currently does not receive purchase orders directly from individual contract owners and only accepts orders from insurance company separate accounts to serve as an investment medium for variable insurance contracts, and to qualified pension and retirement plans, certain insurance companies, and Sterling Capital, as noted under “Purchase and Sale of Fund Shares” in the Prospectus. Furthermore, as noted in the Market Timing/Short-Term Trading section of the Prospectus, the Fund reserves the right to close any account or to limit exchange activity for any account in which a pattern of excessive or abusive trading has been identified. The Fund does not intend to discriminate in rejecting purchase orders. The Fund expects that it will reject purchase orders only in rare circumstances, and will notify the entity submitting the order as soon as is reasonably practicable of such rejection. The Registrant does not believe that disclosure indicating whether and when Registrant will give notice that a transaction was cancelled or stating that cancellation procedures will be applied in a non-discriminatory manner is required by Form N-1A and therefore respectfully declines to include such disclosure in the Prospectus.

(b) Disclosure regarding suspension or postponement of redemption of shares has been revised to incorporate disclosure from the Fund’s Statement of Additional

Ms. Rebecca A. Marquigny	April 21, 2011

Information (“SAI”) and now reads as follows:

The Trust may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the SEC, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the SEC has by order permitted such suspension, or (d) the SEC has determined that an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical, or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.

Comment 10:	Please revise the Dividends and Distributions section to clarify how it applies to variable contractholders.

Response:	The first sentence under the heading “Dividends and Distributions” has been revised to read as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~ ): “All dividends and distributions will be automatically reinvested unless ~~you request~~ otherwise requested by the insurance company issuing the variable product.”

Strategic Allocation Equity VIF

Comment 11:	With regard to the Fund’s Principal Strategy & Principal Risk disclosure:

(a) The disclosure at the end of the “Equity Fund Risk” summary appears to describe the risks associated with investing in small cap funds. If this is correct, please: (i) provide separate summary risk disclosure describing small cap risk; and (ii) add corresponding strategy summary disclosure describing the intent to invest in underlying funds that have significant exposure to small capitalization companies. If incorrect, delete the new language in the Equity Fund Risk provision or, in your response letter, explain why the existing disclosure is appropriate in the absence of the additional disclosure requested.

(b) Please add summary risk disclosure identifying the risk that the adviser’s strategy for setting the underlying fund allocation percentages fails to perform as expected. This risk is distinct from any of the allocation and concentration related risks described under the “Investing in Mutual Funds” risk summary.

Response:	(a) The following disclosure has been added to the end of the second paragraph in the Fund’s principal strategy: “The Fund may invest in Underlying Funds which invest in securities of issuers of any capitalization range.” The summary risk disclosure relating to small cap funds has been separated from Equity Fund Risk.

(b) The Fund has added the following risk disclosure: “Asset Allocation Risk: The Fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time, within the ranges set forth in the Fund’s Principal Strategy. The Fund is subject to the risk that the Fund may allocate assets to an asset class that underperforms other asset classes or that the allocation selected by the Adviser may fail to perform as expected.”

Comment 12:	With respect to the disclosure regarding investment objectives, policies, and risks of underlying funds in which the Fund invests:

Ms. Rebecca A. Marquigny	April 21, 2011

(a) With respect to Sterling Capital Equity Income Fund, please provide an indication of the investments that give rise to Counterparty Risk and Options Risk.

(b) If Sterling Capital Short-Term Bond Fund is subject to sub-prime risks, please state this explicitly.

Response:	(a) The following disclosure has been added to the description of Sterling Capital Equity Income Fund: “In addition, the Fund may engage, to a significant degree, in writing covered call options to generate income from premiums received in connection with the option.”

(b) The following sentence has been added at the beginning of “Mortgage-Backed Securities Risk” in the Prospectus: “A Fund may invest in mortgage-backed or mortgage-related securities, which may involve exposure to so-called “sub-prime” mortgages that are subject to certain other risks including prepayment and call risks, which are described below.” In addition, the description of Pre-Payment/Call Risk includes reference to risks associated with mortgage-backed securities that include exposure to sub-prime mortgages. Mortgage-Backed Securities Risk and Pre-Payment/Call Risk each are included as risks associated with Sterling Capital Short-Term Bond Fund.

Comment 13:	Please remove the mitigating language at the beginning of the first sentence in the description of “Risks Associated with the Use of Amortized Cost.”

Response:	The disclosure has been revised to read as follows (deleted disclosure struckthrough): “In the ~~unlikely~~ event that . . . .”

Special Opportunities VIF

Comment 14(1):	With regard to the Fund’s Principal Strategy and Principal Risks:

(a) Please explain what “a significant degree” is.

(b) Please provide principal risk disclosure for interest rate risk related to the Fund’s investment in debt instruments and principal risk disclosure to the Fund’s investment in other investment companies (e.g., Acquired Fund Fees and Expenses) or, in your response letter, explain why these are not principal risks of the Fund.

Response:	(a) The last sentence under the heading “Strategy, Risks and Performance — Principal Strategy” has been revised to read as follows (new disclosure bolded): “In addition, the Fund may engage, to a significant degree, in writing covered call options to generate income from premiums received in connection with the option. The Fund will not write a covered call option if, as a result, the aggregate fair value of all portfolio securities covering call options exceeds 50% of the fair value of its net assets.”

(b) The following principal risk disclosure has been added with respect to the Fund: “Interest Rate Risk: The possibility that the value of the Fund’s investments in debt instruments will decline due to an increase in interest rates. Interest rate risk is

Ms. Rebecca A. Marquigny	April 21, 2011

generally high for longer-term debt instruments and low for shorter-term debt instruments.” The Fund may invest in other investment companies, including affiliated or unaffiliated money market funds, to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), as noted in the “Additional Investment Strategies and Risks” section of the Prospectus, but does not invest in other investment companies as part of its principal investment strategy. The Fund presently intends to invest in money market fund sweep products from time to time for temporary cash management purposes.

Comment 14(2):	Please clarify whether the use of each instrument described under the heading “Additional Information About the Fund’s Investments” (e.g., underlying funds, exchange-trade funds, and derivatives) is a primary or ancillary means the Adviser uses to achieve the Fund’s investment objective.

Response:	Investments in call options are part of the Fund’s principal investment strategy and are identified as such in the Fund’s Principal Strategy. The other instruments identified in the “Additional Information About the Fund’s Investments” section of the Prospectus are not part of the Fund’s principal investment strategy and therefore are not included in the Fund summary section of the Prospectus.

Total Return Bond VIF

Comment 15:	The Sterling Capital Total Return Bond VIF “seeks a high level of current income and a competitive total return.” Since total return is composed of current income and capital appreciation, both realized and unrealized, this statement is confusing. Please revise the disclosure so it is consistent with the definition of “total return.”

Response:	The following sentence has been added at the beginning of the Fund’s Principal Strategy: “The Fund seeks above-average total return through any combination of current income and capital appreciation.”

Comment 16:	In the Fund’s Principal Strategy summary:

(a) Please delete the words “under” and “circumstances” or insert the word “normal” between them in the opening sentence.

(b) Please indicate the maximum percentage of assets the Fund may invest in U.S. dollar-denominated foreign and emerging market securities and summarize how the Adviser decides the appropriate allocation of foreign and domestic holdings.

(c) Please clarify how the 25% figure applies to junk bonds, non-dollar denominated foreign bonds and emerging market bonds. Specifically, clarify the impact of the “and/or” in the last sentence of the first paragraph. Does it mean the Fund can invest up to 25% of its assets in a combination of all 3 instruments or up to 25% in junk bonds and an additional 25% in dollar denominated foreign and emerging market bonds?

(d) Please disclose whether the Fund may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Also specifically disclose the

Ms. Rebecca A. Marquigny	April 21, 2011

maximum percentage of assets the Fund may invest in derivatives.

(e) If the Fund may invest in sub-prime mortgages or other related investments may be subject to the impact of the sub-prime mortgage market, please add primary strategy language directly stating this in the Item 4 Principal Strategy and Principal Risk sections.

Response:	(a) The requested change has been made.

(b) There is no specific percentage limitation on the amount of the Fund’s assets that may be invested in U.S. dollar-denominated foreign and emerging market securities. Such investments must not be inconsistent with the Fund’s policy to invest at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of bonds. The Adviser makes investment decisions with respect to both foreign and domestic securities using the criteria set forth in the second and third paragraphs of the Fund’s Principal Strategy, within the percentage limitations set forth in the Principal Strategy.

(c) The last sentence of the first paragraph under the heading “Principal Strategy” has been revised to read as follows: “Up to 25% of the Fund’s total assets may be invested in either, or a combination of, (i) bonds that are below investment grade, which are commonly referred to as “high yield” or “junk” bonds and/or (ii) non-dollar denominated foreign and emerging market bonds.”

(d) As noted in the Fund’s principal strategy and in accordance with Rule 35d-1 under the 1940 Act, the Fund will invest, under normal circumstances, at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of bonds. In connection with this policy, the Fund has provided a list of securities that may be included in such a portfolio of bonds and that will be counted towards the 80% requirement of Rule 35d-1, some of which are derivative instruments, such as mortgage-backed securities and collateralized mortgage obligations.

(e) The Fund currently does not intend to invest in sub-prime mortgage securities as a principal investment strategy; therefore, risk associated with such securities is not identified as a principal risk with respect to the Fund. In addition, there is no general limitation on the Fund’s ability to invest in derivative instruments other than any limitations that may be required under applicable laws or otherwise set forth in the Registration Statement. For example, the SAI states that “[t]he value of [the] Fund’s [investment in] futures contracts may approach, but will not exceed, 100% of the Fund’s total net assets.”

Comment 17:	With respect to the Fund’s Principal Risk summaries:

(a) The Item 4 risk summary and Item 9 disclosure appear to be nearly identical. Per the revised Form N-1A, Item 4 is only intended to summarize key information about the Fund’s principal strategies and risks. The Fund is required to provide a more complete description of those primary strategies and risks under Item 9. Please supplement the Item 9 disclosure accordingly.

(b) Please add Item 4 disclosure describing the specific risks associated with

Ms. Rebecca A. Marquigny	April 21, 2011

investments denominated in foreign currencies or, in your response letter, explain why this disclosure need not be added. Likewise, in the Mortgage-Backed Securities Risk summary, please specifically refer to sub-prime risks or explain why such disclosure is not required.

Response:	(a) The requested change has been made. The Principal Risk summaries in the Fund Summary section of the Fund’s Prospectus have been abbreviated and the expanded risk descriptions are included in the “Additional Investment Strategies and Risks — Investment Risks” section in the back of the Prospectus.

(b) The Registrant notes that Foreign Investment Risk includes reference to risks associated with currency fluctuations. In addition, the Fund has added the following Principal Risk disclosure: “Foreign Currency Transaction Risk: Funds that invest directly in foreign currencies and in securities that trade in, or receive revenues in, foreign currencies are subject to the risk that those currencies will fluctuate in value relative to the U.S. dollar.” The Fund currently does not intend to invest in sub-prime mortgage securities as a principal investment strategy; therefore, risk associated with such securities is not identified as a principal risk with respect to the Fund.

Comment 18:	Given that the Fund invests in both U.S. and foreign bonds, please confirm that Barclays Capital U.S. Aggregate Bond Index remains an appropriate broad-based benchmark for the fund.

Response:	As the Fund will invest no more than 25% of its assets in non-dollar denominated foreign and emerging market bonds, the Fund believes that the Barclays Capital U.S. Aggregate Bond Index remains an appropriate broad-based benchmark for the Fund.

Statement of Additional Information

Comment 19:	On the cover page of the SAI, please indicate that the Fund will provide copies of the prospectuses free of charge.

Response:	In accordance with Item 14(a)(3)(ii), the cover page of the SAI provides a statement of “[h]ow the [Fund’s] prospectus may be obtained.”

Comment 20:	The SAI states that certain portfolios may invest in guaranteed investment contracts, funding agreements and annuities and “treat these contracts as fixed income securities.” Please clarify whether these contracts count toward any stated percentage of fixed income assets mentioned in the prospectus disclosure for the relevant funds.

Response:	The last sentence of the first paragraph under the heading “Insurance Contracts” has been revised to read as follows (new disclosure bolded): “The Funds treat these contracts as fixed income securities, including for purposes of calculating the percentage of total assets that a Fund may invest in fixed income securities.”

Comment 21:	In the disclosure regarding the Funds’ investments in swaps:

(a) Please rewrite the following statement in plain English:
“For example, one swap counterparty may agree to pay a floating rate of interest (e.g., 3 month LIBOR) calculated based on a $10 million notional amount on a quarterly basis in exchange for

Ms. Rebecca A. Marquigny	April 21, 2011

receipt of payments calculated based on the same notional amount and a fixed rate of interest on a semi-annual basis.” The industry jargon prevents this example from helping an ordinary reader understand the role of the “notional amount” in a swap transaction.

(b) Please indicate how the Total Return Bond VIF’s Adviser determines the creditworthiness of the counterparty to a swap transaction.

Response:	(a) We note that the sentence immediately preceding the cited sentence explains the concept of notional amount by stating that “The ‘notional amount’ of a swap transaction is the agreed upon basis for calculating the payments that the parties have agreed to exchange.” Additional clarifying language has been added and the disclosure in question now reads as follows (new disclosure bolded): “The ‘notional amount’ of a swap transaction is the agreed upon basis for calculating the payments that the parties have agreed to exchange. In the case of an interest rate swap, for example, the notional amount is a fixed dollar amount by reference to which each party to the swap will pay an interest rate to the other party. For example, one swap counterparty may agree to pay a floating rate of interest (e.g., 3 month LIBOR) calculated based on a $10 million notional amount on a quarterly basis in exchange for receipt of payments from the other swap counterparty calculated based on the same $10 million notional amount and a fixed rate of interest on a semi-annual basis.”

(b) The relevant disclosure under the heading “Swaps” has been revised to read as follows (new disclosure bolded): “The Total Return Bond VIF will not enter into any swap transaction unless the counterparty to the transaction is deemed creditworthy by the Fund’s Adviser based on a credit analysis performed by the Adviser which may include reference to the long-term debt rating given to the counterparty by a credit rating agency.”

Comment 22:	Using plain English, please clarify that for credit default swaps, a Fund must segregate an amount equal to the notional value of the contracts unless there is a contract requirement to cash-settle which has been interpreted as a “firm commitment” permitting the fund to segregate only the amount equal to the fund’s daily marked to market liability, if any. See Investment Company Act Release 10666. Specifically, revise the first paragraph under the heading “Credit Default Swaps” to clarify what “physically settled” means and to describe this contractual cash-settlement obligation expressly.

Response:	The relevant disclosure in the SAI has been revised as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~):

The Total Return Bond VIF may enter into CDSs. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In the case of CDSs, the contract gives one party (the “buyer”) the right to recoup the economic value of a decline in the value of debt securities of the reference issuer if the credit event (a downgrade or default) occurs. In the case of a physically settled CDS contract, this value is obtained by delivering a debt security of the reference issuer in return for a previously agreed upon payment from the other party (the “seller”), frequently, the par value of the debt security. . . . The Total Return Bond VIF will earmark and reserve assets necessary to meet any

Ms. Rebecca A. Marquigny	April 21, 2011

accrued payment obligations when it is the buyer of a CDS. In cases where a Fund is the seller of a CDS, if the CDS is physically settled, the Fund will be required to earmark and reserve assets to cover its obligation to make a payment to the buyer of the CDS (frequently, the par value of the security) if a credit event occurs. ~~the full notional amount of the CDS~~. If the CDS is settled in cash, the Fund will be required to segregate an amount equal to the Fund’s daily marked-to-market liability, if any.”

Comment 23:	In the section describing collateralized mortgage obligations, please specifically describe the relationship between these investments and sub-prime mortgages and the related sub-prime risks.

Response:	The description of collateralized mortgage obligations in the SAI has been revised as follows (new disclosure bolded): “CMOs are mortgage-related securities which are structured pools of mortgage pass-through certificates or mortgage loans and which may include exposure to so-called “sub-prime” mortgages.” With respect to the Funds that invest in mortgage-backed securities, disclosure regarding risks relating to sub-prime mortgages is included in the Principal Risk disclosure in the Prospectus for such Funds.

Comment 24:	With respect to the Funds’ Investment Restrictions:

(a) The Funds’ current policy on concentration states that none of the funds will “[p]urchase any securities which would cause more than 25% of the value of the Fund’s total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry...” (emphasis added). It is the position of the Staff that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or group of industries. Accordingly, please revise the fundamental investment restriction to state that the Funds will not invest 25% or more of its total assets in an industry or a group of industries.

(b) Because the Strategic Allocation Equity VIF invests in affiliated underlying funds, please add SAI disclosure stating the fund-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

Response:	(a) The Registrant respectfully declines to make the requested change. The Funds’ policy on concentration is fundamental and may only be changed by shareholder vote. Seeking such a vote would result in significant shareholder expense. In addition, the Registrant notes that the statement of the Fund’s policy on concentration is consistent with Item 9, Instruction 4.

(b) The following disclosure has been added to the SAI: “For purposes of the concentration policies described above, the Funds do not consider investment companies to constitute an “industry.” Rather, the Funds will “look through” investments in investment companies to the underlying securities held by such investment company when determining fund exposure to a particular industry.”

Comment 25:	Please revise subsection (d) in the first paragraph of the “Additional Purchase and Redemption Information” section to clarify that the referenced emergency status is an

Ms. Rebecca A. Marquigny	April 21, 2011

SEC determination.

Response:	The requested change has been made. The third sentence under the heading “Additional Purchase and Redemption Information” has been revised to read as follows (new disclosure bolded):
“The Trust may suspend the right of redemption or postpone the date of payment for Shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the SEC, (b) the NYSE is closed for other than customary weekend and holiday closings, (c) the SEC has by order permitted such suspension, or (d) the SEC has determined that an emergency exists as a result of which (i) disposal by the Trust of securities owned by it is not reasonably practical, or (ii) it is not reasonably practical for the Trust to determine the fair market value of its net assets.”

Comment 26:	Please confirm that the SAI reflects the enhanced compensation and qualification disclosures required by IC-29092 (Dec. 16, 2009) or supplement the disclosure to reflect any required, missing information. The staff was unable to locate portions of the disclosure required by Item 17(b)(1), specifically the information indicating why the Board has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Funds. Please either add such disclosure or direct our attention to the relevant sections of the SAI where it is currently provided.

Response:	The Registrant believes that the enhanced compensation and qualification disclosures required by IC-29092 are reflected in the SAI. Disclosure regarding the Board’s leadership structure currently states that: “The Board’s leadership structure features Independent Trustees serving as Board Chairman and as Chairperson of each of the Board’s Committees. This structure is reviewed by the Board regularly and the Board believes it to be appropriate and effective. All Independent Trustees are members of the Audit and Nominations Committees. Inclusion of all Independent Trustees in the Audit and Nominations Committees allows all such Trustees to participate in the full range of the Board’s oversight duties, including oversight of risk management processes.” While the Registrant believes that the disclosure is adequate as currently written, independent counsel to the independent Trustees of the Funds will discuss this disclosure with the Trustees in light of the Staff’s comment.

Comment 27:	The current disclosure regarding portfolio manager compensation only provides a performance benchmark for the Total Return Bond VIF. Please add the benchmarks used to measure performance for the managers of the Select Equity VIF, Strategic Allocation Equity VIF and the Special Opportunities VIF or direct the Staff’s attention to where that information appears. Per Item 20(b), indicate the length of the period over which performance is measured for each fund as well. For the Total Return Bond VIF, there appears to be a discrepancy between the benchmark used to show performance in the prospectus and the benchmark used to measure manager’s performance. The prospectus benchmark is Barclays Capital U.S. Aggregate Bond Index. The compensation benchmark name is similar but does not include “U.S.” Please explain or reconcile.

Response:	Relevant portions of the disclosure regarding portfolio manager compensation have been revised as follows (new disclosure bolded):

For purposes of incentive compensation, the Total Return Bond VIF’s

Ms. Rebecca A. Marquigny	April 21, 2011

performance is partly measured against the Barclays Capital U.S. Aggregate Bond Index for one-and rolling three-year periods. With respect to the Select Equity VIF, the portfolio manager’s incentive compensation is partly based on the portfolio manager’s performance in managing the large cap strategy and is measured against the Lipper Large-Cap Core peer group for a period of one-year.

Compensation for the portfolio managers of the Strategic Allocation Equity VIF and the Special Opportunities VIF is not based on comparison to a benchmark and, therefore, disclosure regarding such a comparison is not included in the SAI.

Comment 28:	In the “Portfolio Transactions” section, the second and third sentences of the introductory paragraph are confusing. Please rewrite them to describe payments related to the Strategic Allocation Equity VIF more clearly. The reference language currently reads as follows:

Purchases and sales of portfolio securities with respect to the Total Return Bond VIF and the Strategic Allocation Equity VIF usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include (but not in the case of mutual fund shares purchased by the Strategic Allocation Equity VIF) a commission or concession paid by the issuer to the underwriter and purchases from dealers serving as market makers may include the spread between the bid and asked price.

Response:	The reference language has been revised to reads as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~):

Purchases and sales of portfolio securities with respect to the Total Return Bond VIF and the Strategic Allocation Equity VIF usually are principal transactions in which portfolio securities are normally purchased directly from the issuer, ~~or from an~~ underwriter or market maker for the securities. Direct purchases from underwriters of portfolio securities generally include (but not in the case of mutual fund shares purchased by a Fund) a commission or concession paid by the issuer to the underwriter ~~and~~. Similarly, direct purchases from dealers serving as market makers may include the spread between the bid and asked price (but not in the case of mutual fund shares purchased by a Fund).

Comment 29:	The existing disclosure regarding disclosure of portfolio holdings information lists categories of service providers who receive non-public portfolio holdings information and specifically states that the recipients are not limited to the service provider groups listed. Per Item 16(f), please identify, by name, all entities who receive portfolio holdings information in advance of public disclosure pursuant to an arrangement for such disclosure on a regular basis. Please ensure that the names of any financial printers and proxy service firms receiving this information are disclosed in addition to the other service providers mentioned.

Response:	The first paragraph under the sub-heading “Disclosure to Service Providers” has been revised as follows (new disclosure bolded):

Ms. Rebecca A. Marquigny	April 21, 2011

The Funds may provide information to their service providers regarding the Funds’ portfolio holdings that have not been included in a filing with the Securities and Exchange Commission (“SEC”) where relevant to duties to be performed for the Funds. Such service providers include, but are not limited to, fund accountants, administrators, sub-administrators, investment advisers, rating agencies, custodians, proxy voting service providers, independent public accountants and attorneys. The Funds’ service providers are prohibited, by explicit agreement or by virtue of their duties to the Funds, from disclosing to other third parties material non-public information about the Funds’ portfolio holdings, trading strategies implemented or to be implemented, or pending transactions. In instances in which non-public information is disclosed to third parties, the entity receiving the non-public information is subject to a duty of confidentiality under the federal securities laws, including a duty not to trade on the non-public information.

Examples of specific instances in which selective disclosure may be appropriate include, without limitation, disclosure to the Trustees of or service providers to the Funds who have a reasonable need of that information to perform their services for the Funds, including, but not limited to, the Adviser/Administrator; M2 Marketing; Ropes & Gray LLP, attorneys for the Funds, and other attorneys for the Funds who may provide services from time to time; KPMG LLP, the Funds’ independent registered public accounting firm; U.S. Bank, N.A., the Funds’ custodian; BNY Mellon Investment Servicing (U.S. Inc.), the Funds’ transfer agent, fund accountant and sub-administrator; ISS, a division of RiskMetrics Group, the Funds’ proxy voting service provider; and The Bank of New York Mellon, the Funds’ securities lending agent.

The Funds currently do not have ongoing arrangements to make available information about the Funds’ portfolio securities to the Funds’ financial printer.

Part C

Comment 30:	Part C states “Not applicable” in response to Item 28(i) (legal opinion requirement). Please file the required legal opinion with Registrant’s 485(b) filing or revise the response to this Item to indicate where that opinion may be found.

Response:	The Registrant intends to file the required legal opinion with its filing under Rule 485(b).

Miscellaneous

Comment 31:	Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. See IC-28617 (July 15, 2009).

Response:	The Registrant intends to file an exhibit to the registration statement that provides an

Ms. Rebecca A. Marquigny	April 21, 2011

electronically tagged risk/return summary for the prospectus within 15 days of the effectiveness of the annual update to the registration statement.
If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.
Sincerely,
/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.